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AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CFT Securities, LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance With Exemption Provisions of SEC Rule 15c3-3 in which CFT Securities, LLC identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which CFT Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii), (the "exemption provisions") and CFT Securities, LLC stated that CFT Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2016 without exception. CFT Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFT Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 13, 2017